AUFHAUSER SECURITIES, INC. AUDITED

FINANCIAL STATEMENTS AND

SEC FORM X-17-A-5, PART III YEAR

ENDED DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48786

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01-01-2024** AND ENDING **12-31-2025**
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **AUFHAUSER SECURITIES INC.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

112 WEST 56 STREET
                                        (No. and Street)

NEW YORK   NEW YORK   10019
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT KEITH AUFHAUSER   212-246-9420   ADMIN@AUFSEC.COM
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MERCURIUS ASSOCIATES LLP
                        (Name – if individual, state last, first, and middle name)

A-94/8, WAIIRPUR INDUSTRIAL AREA **NEW DELHI**   **NCT**   **110052**
(Address)   (City)   (State)   (Zip Code)

                                                                3223
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT KEITHAUFHAUSER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AUFHAUSER SECURITIES, INC., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Virginia
County of Fairfax
The foregoing instrument was acknowledged before me on 03/31/2025 by Robert Keith Aufhauser.

Signature: *Robert Keith Aufhauser*

Title: PRESIDENT

Notary Public
8075605
My commission expires: 01/31/2027

TASNIEF HAQUE
REGISTRATION NUMBER
8075605
COMMISSION EXPIRES
January 31, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Notarized remotely online using communication technology via Proof.

AUFHAUSER SECURITIES, INC. TABLE OF

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm - Financial Statements and Supplemental Information	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1	12
Schedule II – Computation for Determination of the Reserve Requirements Pursuant to SEC Rule 15c3-3	13
Schedule III – Information Relating to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3	14
Report of Independent Registered Public Accounting Firm - Management Exemption Report	15
Management Exemption Report	16



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Aufhauser Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Aufhauser Securities, Inc.** (the "Company") as of December 31, 2024, and the related statements of operations, changes in Stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules related to Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission, Information Relating to Possession or Control Requirements and computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17C.F.R 2240.17a-5. In our opinion, the supplemental information contained in schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2023.
New Delhi, India
March 31, 2025



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

AUFHAUSER SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

Assets	Amount in USD
Cash and cash equivalents	$4,366,016
Receivable from clearing broker	131,241
Other Assets	-
Total Assets	$4,497,257
Liabilities & Stockholder's Equity	
Accounts payable and accrued expenses	$134,561
Payable to clearing broker	558
Total Liabilities	135,119
Stockholder's Equity	
Common Stock	30,000
Additional Paid-in Capital	2,480,000
Retained Earnings	1,852,138
Total Stockholder's Equity	4,362,138
Total Liabilities and Stockholder's Equity	$4,497,257

See Accompanying Notes to Financial Statements

AUFHAUSER SECURITIES, INC.
STATEMENT OF INCOME

Year Ended December 31, 2024

Income	Amount in USD
Commissions	876,953
Interest & Money Market Dividends	310,498
Other	21,380
Total Income	1,208,831
Expenses	
Employee compensation and benefits	368,814
Commission, clearing and exchange fees	266,201
Occupancy	117,000
Professional and regulatory fees	28,571
Other excluding state and local	38,132
Total Expenses	818,719
Income before state & local tax	390,112
Provision for income taxes current year	150,290
Prior year tax expense	35,976
Net Income	203,846

See Accompanying Notes to Financial Statements

AUFHAUSER SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2024

Particulars	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance as of 1/1/2024	$30,000	$2,480,000	$1,648,292	$4,158,292
Net Income	-	-	$203,846	$203,846
Balance as of 12/31/2024	$30,000	$2,480,000	$1,852,138	$4,362,138

See Accompanying Notes to Financial Statements

4

AUFHAUSER SECURITIES, INC.
STATEMENT OF CASH FLOWS

Year Ended December 31, 2024

Particulars	Amount in USD
Cash flows from operating activities:	
Net income	**203,846**
Provision for Income tax (including prior period)	**186,266**
Net profit before income tax	**390,112**
Changes in operating assets and liabilities:	
Decrease in accounts receivable	**32,387**
Decrease in accounts payable and accrued expenses	**-22,475**
Decrease in payable to clearing broker	**-507**
Cash generated from operations	**399,517**
Tax Expenses	**-141,180**
Cash flow from operating Activities [A]	**258,337**
Cash Flow from Investing Activities [B]	-
Cash flow from Financing Activities [C]	-
Net increase in cash & cash equivalents (A+B+C)	**258,337**
Changes in Cash and Cash Equivalents:	
Cash and cash equivalent at beginning of the year	**4,107,679**
Cash and cash equivalents at end of the year	**4,366,016**
Components of cash and cash equivalents	
Balance with Banks	**66,910**
Money Market Funds & Securities	**4,299,106**
Supplemental Disclosure of Cash Flow Information	
Income taxes paid	**141,180**

See Accompanying Notes to Financial Statements

AUFHAUSER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

December 31, 2024

1. **Organization and Nature of Business**

Aufhauser Securities, Inc. (the "Company") operates as a discount broker located in New York City, New York. It was formed in New York State on June 14, 1994; is registered as a securities broker-dealer under the Securities and Exchange Act of 1934; and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company clears securities transactions on a fully disclosed basis through a clearing broker. It operates under the exemption provisions of SEC Rule 15c3-3, paragraph (k)(2)(ii), with respect to that Rule's requirements, including the possession or control of customer assets and reserve requirements.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition
Securities transactions and the related commission revenue and expenses are recorded on the trade date. The Company's performance obligation is satisfied on the trade date because that is when the underlying securities, counterparty, and pricing have been determined; and ownership risks and rewards are transferred. Revenue is recognized when the entity transfers promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled to in exchange for those goods or services. The Company follows a five-step framework that requires an entity to: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocated the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation.
The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue is mainly earned from the following sources:

(i) Commissions: Commission income is earned from the execution of listed securities trades (e.g., stocks traded on exchanges like the NYSE or NASDAQ). The firm's performance obligation is satisfied on the trade date because that is when the underlying securities, counterparty, and pricing have been determined; and ownership risks and rewards are transferred.

December 31, 2024

Summary of Significant Accounting Policies (contd.)

(ii) Interest and Money market dividends: Revenue generated through different financial products and accounts, such as Treasury bills, money market funds, margin accounts, and credit interest on cash balances.

(iii) Others: like Revenue Service Fee, Revenue Unsettled Commission etc.

Receivables
Receivable balances are stated at net realizable value. An allowance for doubtful accounts is recorded, if appropriate, based upon the Company's assessment of relevant collectability factors, in accordance with *ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL").* This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets.

The Company's CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and projected economic conditions; and other relevant collectability matters.

Cash and Cash Equivalents
At December 31, 2024 Cash in Banks amounted to $66.909, Money Market Funds to $308,066,and US Treasury Bills to $3,991,040. Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents at December 31, 2024 consist of the above three numbers, totaling $4,366,016. The money market funds and the Treasury Bills are held at the clearing broker.

The Company's cash balance may at times exceed the FDIC insurance limit.

Income Taxes
The Company provides for income taxes on all transactions that have been recognized in the financial statements in accordance with ASC 740*, Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to amounts estimated to be realized.

Stockholder's Equity
The Company has 200 common stock shares authorized, with a par value of $300 per share. 100 shares are issued and outstanding as of December 31, 2024.

Loan Forgiveness
The Company's policy is to account for forgivable loans in accordance with *ASC 470, Debt* and related accounting pronouncements. Forgiveness of debt is recognized when the debt is extinguished, meaning the Company is formally released from the liability. The forgiven debt amount is recorded as a gain on extinguishment of debt; and is included in other income in the Statement of Income.

AUFHAUSER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Summary of Significant Accounting Policies (contd.)

Recently Issued Accounting Pronouncements

FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

FASB ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

The FASB issued ASU 2023-09 on December 14, 2023, which amends income tax disclosures to provide information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The new guidance requires the entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company is currently assessing the impact ASU 2023-09 will have on its income tax disclosures.

3. Clearing Broker – Receivable and Payable

Receivable from clearing broker in the amount of $131,241 at December 31, 2024 includes the Company's required cash deposit of $100,000; as well as commissions revenue receivable from securities transactions. The Company has determined that no allowance for credit losses is required at December 31, 2024 based on its evaluation described in Note 2.

Payable to clearing broker of $558 at December 31, 2024 represents unpaid or accrued service fees under the clearing broker agreement.

The Company introduces securities trades on behalf of its customers which are cleared on a fully disclosed basis by the clearing broker. The counterparties for these transactions include broker-dealers, banks and other financial institutions. The Company is subject to credit risk in the event the securities trade counterparty does not fulfill its trade obligations. Under the terms of its clearing broker agreement, the Company is responsible to indemnify the clearing broker in full for any losses resulting from the Company's or counterparty's failure to fulfill their contractual obligations. No such losses have been incurred since the Company's inception.

AUFHAUSER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

December 31, 2024

The Company's clearing broker agreement was effective as of the Company's commencement of operations. This agreement is on-going subject to mutually agreeable amendment; and is cancellable by either party with 90-days' notice, without penalty.

4. Customer Concentration

The Company derived 100% of total revenues earned during the year ended December 31, 2024, through Pershing LLC, its clearing firm.

5. Fair Value Measurement - Securities

Securities owned are recorded at fair value according to the fair value hierarchy set forth by GAAP, as explained below. At December 31, 2024, the Company's securities consisted of the money market fund referred to in Note 2, in the amount of $4,299,106 which represented a Level 1 valuation. There were no Level 2 or Level 3 securities at December 31, 2024.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the fair valuation inputs as follows:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities, that the Company can access at the measurement date.
Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
Level 3. Unobservable inputs for the asset or liability and rely upon the Company's judgment about the appropriate assumptions and inputs.

6. Contingencies

The Company may be involved in litigation, claims and regulatory actions arising out of the normal course of business as a securities broker-dealer. The Company is not aware of any such matters as of December 31, 2024 and for the year then ended.

7.Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $4,276,156 which was $4,026,156 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to Net Capital was 0.0316 to 1.

AUFHAUSER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

December 31, 2024

8.Taxes

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions.

The Company had Federal income tax expense of $95,144 for the year ended December 31, 2024 of which $11,634 is payable, $54,084 was tax payments made for the year 2024 and $3,176 was paid for 2023. Of the $95,144, $26,250 was paid for 2023 against notice received in May 2024. The Company is also subject to New York State and New York City income taxes, which amounted to $91,122 for the year ended December 31, 2024 of which $55,951 are payable, $2,371 was tax payments made for the year 2024 and $32,800 was paid in January 2024 for the prior year. Income taxes payable amounting to $67,585 are included in Accounts Payable and Accrued Expenses as of December 31, 2024.

No provision for deferred tax expense and deferred taxes payable was required as of December 31, 2024.

9.Related Party Transactions

The Company has an expense sharing agreement ("Agreement") with an affiliated company. The Agreement covers shared office rent and occupancy expenses utilized by the Company. The Agreement is renewable annually but may be terminated by either party with 30 days' notice.

The Company's costs under the Agreement amounted to $117,000 for the year ended December 31, 2024, of which $27,000 was payable.

10.Segment Reporting

The Company is engaged in a single line of business as a broker-dealer. which is comprised of several classes of services, including primarily discount brokerage. The Company has identified Robert Keith Aufhauser, President as the chief operating decision maker ("CODM") who uses net income and customer feedback to evaluate the results of the business and to evaluate what investments in Net Capital or personnel may be required to assure stability and liquidity. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, pay dividends or distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (see Note 2). The Company derived 100% of total revenues earned during the year ended December 31, 2024, through Pershing LLC, its clearing firm. Significant expenses of the segment are reported on the accompanying income statement of this report.

11. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. No material subsequent events occurred during this period that were required to be recognized or disclosed in the Company's financial statements as of December 31, 2024 and for the year then ended.

AUFHAUSER SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

Stockholder's Equity		4,362,138
Deductions:		
Non-allowable assets		
Haircuts on Securities		
2% - money market fund - *4,087,821*		85,982
Net capital		4,276,156
Net capital requirements:		
6 2/3% of aggregate indebtedness	*$9,008*	
Minimum net capital	*$250,000*	
Greater of above		250,000
Excess net capital		4,026,156
Aggregate indebtedness:		
Accounts payable and accrued expenses		134,561
Payable to clearing broker		558
Aggregate indebtedness		135,119
Ratio: aggregate indebtedness to net capital		3.16%

There were no material differences between the above computation and the computation included in the Company's amended unaudited Form X-17A-5, Part IIA filing as of December 31, 2024, which was re-filed on March 28, 2025

See Report of Independent Registered Public Accounting Firm

AUFHAUSER SECURITIES, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
             PURSUANT TO SEC RULE 15c3-3

Year Ended December 31, 2024

The Company was not subject to the requirements of SEC Rule 15c3-3 ("Rule") for the year ended December 31, 2024. The Company operated under the exemption provisions of the Rule's paragraph (k)(2)(ii).

AUFHAUSER SECURITIES, INC.
**SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3**

Year Ended December 31, 2024

The Company was not subject to the requirements of SEC Rule 15c3-3 ("Rule") for the year ended December 31, 2024. The Company operated under the exemption provisions of the Rule's paragraph (k)(2)(ii).



MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

**To the Shareholders and Board of Directors of
Aufhauser Securities, Inc,**

We have reviewed management's statement, included in the accompanying **Aufhauser Securities, Inc.** Exemption Report (the "Exemption Report"), in which

(1) **Aufhauser Securities, Inc. ("the Company")** identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: **k(2)(ii)** (the "exemption provisions") ; and

(2) The Company stated that they met the identified exemption provisions throughout the year ended December 31, 2024 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph **k(2)(ii)** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India

March 31, 2025



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

MANAGEMENT EXEMPTION REPORT

Year Ended December 31, 2024

Aufhauser Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1.   The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the exemption provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2.   The Company met the exemption provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2024 without exception.

Aufhauser Securities, Inc.

K Aufhauser

Keith Aufhauser President